SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

21 April 2023

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2023

Prudential plc today announces that its Notice of Meeting for the 2023 Annual General Meeting, to be held on Thursday 25 May 2023 at 10.30am London time (5.30pm Hong Kong/Singapore time) at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE and simultaneously online, via the Lumi Platform, is available to view on the Company's website at www.prudentialplc.com. The Notice will also be available on the National Storage Mechanism at http://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism in due course.

The following accompanying documents can also be viewed on the Company's website and the National Storage Mechanism:

● a sample proxy card;
● the draft rules of the Prudential Sharesave Plan 2023;
● the draft rules of the Prudential Long Term Incentive Plan 2023;
● the draft rules of the Prudential International Savings-Related Share Option Scheme for Non-Employees;
● the draft rules of the Prudential Agency Long Term Incentive Plan; and
● the proposed new Articles of Association.

Printed copies of the Notice of Meeting will today be posted to those shareholders who have requested to receive a paper copy.

Additional Information

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 April 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary